Exhibit 99.1

July 12, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER COMPLETES PREVIOUSLY ANNOUNCED

US$29.9 MILLION BOUGHT DEAL OFFERING OF UNITS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that it has closed its previously announced public offering of Units (the “Offering”) made pursuant to an amended and restated underwriting agreement dated July 6, 2016 between the Company and Cantor Fitzgerald Canada Corporation and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC, as joint bookrunners, and Euro Pacific Capital, Inc. and Sprott Private Wealth LP, as co-managers (collectively, the “Underwriters”).

Pursuant to the Offering, the Company sold an aggregate of 18,687,500 Units at a price of US1.60 per Unit for gross proceeds of US$29.9 million. The Units sold include 2,437,500 Units sold pursuant to the exercise, in full, of the over-allotment option that was granted to the Underwriters. Each Unit consists of one common share in the capital of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Share at the exercise price of US$2.25 per Share for a period of 18 months after the closing of the Offering.

The Company intends to use the net proceeds of the Offering, together with the Company's current cash resources, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions and for general corporate and working capital purposes.

The Offering was completed by way of a prospectus supplement and an accompanying base shelf prospectus in all of the provinces of Canada, other than Québec, and was offered in the United States pursuant to a prospectus supplement and an accompanying base shelf prospectus filed as part of an effective shelf registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the use of proceeds from the Offering, the Company's plans for production at its Guanajuato Mine Complex and Topia Mine in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, changes in the financial markets in general and in the market for the Company’s securities in particular, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com